UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12 (g) of The Securities Exchange Act of 1934

CORVAIR RESOURCES INC.

(Name of Small Business Issuer in its charter

Nevada	47-0951158

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

10655 NE 4th Street Suite 400, Bellevue, WA	98004

(Address of principal executive offices)	(Zip Code)

Issuer's telephone number (604) 261-6100

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

60,000,000 shares of common stock, $.001 par value

(Title of Class)

(Title of Class)

		Page
PART I

Item 1.	Description of Business	3
Item 2.	Management's Discussion and Analysis or Plan of Operation	12
Item 3.	Description of Property	18
Item 4.	Security Ownership of Certain Beneficial Owners and Management	18
Item 5.	Directors and Executive Officers, Promoters and Control Persons	19
Item 6.	Executive Compensation	22
Item 7.	Certain Relationships and Related Transactions	23
Item 8.	Description of Securities	24

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters	26
Item 2.	Legal Proceedings	27
Item 3.	Changes in and Disagreements with Accountants	27
Item 4.	Recent Sales of Unregistered Securities	27
Item 5.	Indemnification of Directors and Officers	28

PART F/S

Item 1.	Audited Financial Statements - Year Ended March 31, 2005	29
Item 2.	Unaudited Financial Statements - Six Months Ended September 30, 2005	45

PART III

Item 1.	Index to Exhibits	52
Item 2.	Description of Exhibits	52

SIGNATURES

	Signatures	52

All $ amounts in $USD, unless stated otherwise.

PART I

Item 1.  Description of Business

Business Development

Corvair Resources Inc. is an exploration stage company engaged in the exploration of our mineral claims.  The Company was incorporated in the State of Nevada on March 9, 2004.  We maintain our statutory registered agent's office at 1000 East William Street, Suite 204, Carson City, Nevada, and our business office is located at 10655 NE 4th Street, Suite 400, Bellevue, WA, 98004.  Our telephone number is (604) 261-6100 and our fax number is (604) 608-9185.

Our Business

We explore our mineral claims in Canada for the presence of gold.  Activities to date have consisted solely of the staking of mining claims.  As yet, we have not yet developed any mining properties into a producing mine, nor have we earned revenue from any of the mineral claims.  Exploration will be required before a final evaluation as to the economic feasibility is determined.  There is no assurance that a commercially viable gold deposit exists on our property.  We have mineral claims which we may explore.  The mineral claims, Amber1 and Amber2, are located near the city of Vernon, British Columbia, Canada.  None of our mineral claims contain a known commercially viable deposit suitable for mining.

Our management does not have any technical training in the field of mineral exploration and is inexperienced in exploration, as well as starting and operating a mine.  Due to the lack of direct training and experience in these areas, our management may not be fully aware of many of the specific requirements related to working within the mining industry.  In addition, we will also have to rely on the expertise and services of qualified personnel for the surveying, exploration, and excavation of our mineral claims.  If we are unable to contract such services at reasonable costs, we may have to suspend or cease operations.  Decisions and choices made by our management due to their inexperience in this industry may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use.  Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm.

Our plan of operation is to conduct mineral exploration on our two Amber mineral claims in order to determine if our mineral claims contain any commercially viable gold reserves.  Corvair has developed a four phase exploration program to explore our mineral claims for gold deposits (please see "Our Proposed Exploration Program" on page 8 for more information on our four phase exploration program).  We have not started Phase 1 and do not plan to start until we obtain additional capital.  We will not make a decision whether to proceed to Phase 2 until completion of Phase 1 and upon analysis of the results of Phase 1.  Even if we complete our current four phase exploration program and even if we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we can determine if we have a commercially viable deposit or a deposit that can be defined as a reserve.  A reserve is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

The success of Corvair Resources is critically dependent upon finding a gold deposit.  If we don't find a gold deposit or we cannot remove this deposit, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.  Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, tonnage, grade, price, recoveries costs and other factors, concludes economic feasibility.

The likelihood of finding any reserves or mineral deposits which could be economically and legally extracted or produced, on any of our mineral claims is extremely remote.  In all probability our mineral claims do not contain any reserves.  Any funds spent on exploration will probably be lost.

Province of British Columbia, Canada

Corvair has not begun Phase 1 of our exploration program as the Company does not have enough capital to complete Phase 1 and thus must first raise additional capital in order to proceed (please see "Our Proposed Exploration Program" on page 8 for details regarding Phase 1 of our exploration program).  We will need to secure additional funding from a private placement or loans.  At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future.  If we cannot raise additional money to complete Phase 1, we will have to suspend our exploration program.  Corvair's investment capital has consisted entirely of advances and equity investments by our president.  The timing of such capital infusions was dependent on our requirements and the economic climate.  We anticipate having to raise additional funds by equity issuance in the next several years, as we do not expect to generate material revenue from mining operations, or to achieve self-sustaining commercial mining operations for some time.  The Company plans to fund its future operations through additional sales of its unregistered common stock.  There can be no assurance the Company will be successful in its efforts to raise equity.

Our cash balance as of December 15, 2005 was $12,030.  The Company maintains its cash balances in an account at one financial institution, Sterling Savings Bank.  The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.  As of December 15, 2005, there were no uninsured cash balances.

Corvair's entire property base consists of undeveloped raw land.  Exploration and surveying has not yet been initiated, and to our knowledge, the property has never been mined.  Further exploration is essential to determine what amount of minerals, if any, exist on our mineral claims and, if any minerals which are found can be economically extracted and profitably processed.

We must explore for and find a gold deposit and determine if it is economically feasible to remove the mineral reserves.  Economically feasible means that the costs associated with the removal of the gold deposit will not exceed the price at which we can sell the mineralized material.  We do not claim to have any minerals or reserves whatsoever at this time on any of our mineral claims.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty.  Ungranted minerals are commonly known as Crown minerals.  Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located.  In the case of the Company's property, that is the province of British Columbia.  In the 19th century the practice of reserving the minerals from fee simple Crown grants was established.  Legislation now ensures that minerals are reserved from Crown land dispositions.  The result is that the Crown is the largest mineral owner in Canada, both as the fee simple owner of Crown lands and through mineral reservations in Crown grants.  Most privately held mineral titles are acquired directly from the Crown.  The Company's two mineral claims, the Amber1 and Amber2 mineral claims, are examples of such acquisitions.  Accordingly, fee simple title to the Company's properties resides with the Crown.  The Company's claims are mining leases issued pursuant to the British Columbia Mineral Act.  The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

According to the Mineral Tenure Act of British Columbia, a mineral claim may be held for one year and thereafter from year to year.  In order to maintain a mineral lease the holder of the lease must, on or before the anniversary date, spend $100 CAD, or approximately $85 USD, each year per unit during the first three 1 year terms; and $200 CAD, or approximately $170 USD, each year per unit for subsequent 1 year terms.  The required expenditure can be in the form of expenditures on exploration or can be in the form of a direct payment to the Province of British Columbia.  If in any year, the required exploration work expenditure is not completed and filed with the Province prior to the lease expiry date, or if a payment is not made to the Province of British Columbia in lieu of the required work prior to the lease expiry date, the mineral claims will lapse.  A maximum of ten years of work credit may be filed on a claim.

Corvair's two mineral leases each consist of approximately 13 units for a total of 26 units.  The Amber1 and Amber2 mineral claims expire on March 12, 2006.  The extension of these two mineral claims for another 1 year period therefore requires an expenditure of approximately $2,600 CAD or approximately $2,210 USD for exploration work, plus a payment of a recording fee for each claim, or a direct payment of the same amount to the Province of British Columbia.

There is no insurance covering the property and we believe that no insurance is necessary since the property is unimproved and contains no buildings or improvements.  The property is unencumbered and there are no competitive conditions which affect the property.  To date we have not performed any work on the property and we cannot guarantee that a commercially viable mineral deposit or reserve exists in the property until exploration is done and a comprehensive evaluation concludes economic feasibility, based on prevailing and projected mineral prices.

The Amber1 and Amber2 Mineral Claims

The Amber1 and Amber2 mineral claims are not producing properties.  They are all currently dormant.  No revenue from mining operations has ever been generated from any of these claims.

The Amber1 and Amber2 mineral claims are adjoining claims, both rectangular in shape and each measure approximately 3.6 kilometers by 0.9 kilometers.  The combined total claim area of the Amber claims is approximately 6.6 square kilometers.

The Amber1 mineral claim was originally staked in March 2004 and subsequently re-registered for another year in March 2005.  The Amber2 mineral claim was registered in March 2005.  The Amber mineral claims are located within the Vernon Mining District in British Columbia, Canada.  The following table shows the current registration details:

Claim Name	Tenure Number	Area	Record Date	Expiry Date
		(hectares)

Amber1	508844	329.693	03/12/2005	03/12/2006
Amber2	508845	329.635	03/12/2005	03/12/2006

The British Columbia Mineral Tenure Act generally requires all claimholders to be Canadian residents or Canadian corporations amongst other conditions.  We believe the additional costs of incorporating a Canadian subsidiary and the additional associated fees and administrative costs are unwarranted at this time.  In order to minimize fees, the Amber claims are registered with the Province of British Columbia in the name of Terry G. Cook, Corvair's President, and are held in trust for Corvair Resources Inc. by Mr. Cook.  A Declaration of Trust, executed by Mr. Cook on March 12, 2005, declares that he holds the mineral claims in trust for the Company and will deliver full title on demand to Corvair Resources Inc. for as long as the claims are in good standing with the Province of British Columbia.  The Declaration of Trust also specifies that Mr. Cook has no interest in the mineral claims other than that of a bare trustee.  All rights in respect of the mineral claims and any distributions whether income or capital and whether in cash or otherwise, do not in any manner belong to Mr. Cook but are the property of Corvair Resources Inc.  In the event that we find a gold deposit and this deposit can be economically extracted, we intend to form a wholly owned British Columbia subsidiary corporation.  Mr. Cook will then convey title to the Amber claims to the wholly owned subsidiary corporation.

Amber1 (Tenure # 508844) and Amber2 (Tenure # 508845) Mineral Claim Location Map

Location and Access

The Amber1 and Amber2 mineral claims are located approximately 20 kilometers northwest of the city of Vernon, B.C., Canada.  The claims are centered at UTM coordinates zone 11, Easting 324408.085, and Northing 5584157.603 (50 degrees, 22 minutes, 59 seconds North and 119 degrees, 28 minutes, 12 seconds West).

The claims can be accessed by vehicle by traveling north from Vernon on Highway 97 to Westside Road; south to Six Mile Creek Road, north to McGregor Forest Road and north on Pinus Lake Forest Road.  The claims are located at the junction of the Pinus Lake Forest Road and the bridge over Equesis Creek.

Location Map

Topography and Vegetation

The properties cover the steep (average 30-degree slope) west facing slope of Equesis Creek Valley, rising from an elevation of 670 meters on the southeast to 1280 meters in the northeast following a gentle ridge marking Banks Creek.

Most of the two mineral claims is forested with poplar and alder trees along the steep talus slopes and lower part of the property merging into widely spaced mature pine and fir trees in the center and cedar and birch trees over the eastern boundary.

Summary of History of the Property

Between 1895 and 1899, prospecting took place over the property identifying a quartz vein hosting free-milling native gold.  By 1899 a 55 meter tunnel had been constructed on the property.  The area was prospected intermittently in the late 1890's.

Regional Geology

In this region,  Devonian to Triassic sedimentary and volcanic rocks of the Harper Ranch Group are unconformably overlain by Upper Triassic to Lower Jurassic Nicola Group sedimentary and volcanic rocks.  These units are intruded by Middle Jurassic granitic rocks of the informally named Terrace Creek batholith.  Eocene Penticton Group or Kamloops Group volcanic rocks overlie the sedimentary rocks.

The area of the claims is underlain by wedges of Harper Ranch limestone of the Upper Triassic to Lower Triassic Slocan and Nicola Groups.

West and north of the property late Jurassic Valhalla Plutons of granodiorite, granite and minor diorite and quartz diorite cut the stratigraphy.  The stratigraphy to the north and east is cut by small plugs of granite, granodiorite and quartz monzonite associated with the Cretaceous Salmon Arm Stock.

Property Geology

Much of the property has a soil cover with outcrops occupying only 10% of the claim.

The predominate assemblage appears to the clastics and phyillite of the Harper Ranch Group in a mixed assemblage of siltstone and argillite.

Part of the claim features a fractured northwest / southeast striking quartz vein/shear up to 4.3 meters wide.

Bedding foliation and faulting are predominately strike northwest / southeast.  A weak later foliation and fracturing can be seen orientated at right angles to the above at northeast / southwest.

Mineralization

Quartz veining can be seen on most of the claim with the predominate target being a major shear zone characterized by a large quartz vein that pinches and swells to over 4.5 meters mineralized with minor (< 1%) pyrite, limonite, chalcopyrite, sphalerite, and galena.

Another set of quartz veining is seen striking northeast / southwest and are better mineralized with up to 10% pyrite but are overall thinner, being less than 50 centimeters in width.

Our Proposed Exploration Program

The Company has planned it's exploration program to be carried out in four successive phases.  Each successive exploration phase is more extensive and more costly to implement.  In addition, the decision to proceed with each successive phase will be increasingly dependent upon positive results from previous phases.  Management will review the results of each phase before proceeding to the next phase.  The Company has not started Phase 1 and does not, at this time, have enough cash to complete Phase 1.  The Company will require financing in order to start and complete its exploration program,  This four-phase program will enable the Company to begin its exploration program with smaller cash requirements.  Positive results from each successive phase will be conducive to obtaining any additional financing necessary to proceed to the next phase.

The phased program of exploration activities would have a goal of generating and prioritizing targets to test by trenching or drilling. The first three phases of exploration involve activities such as geological mapping, soil sampling, grid establishment and  geophysical surveys and these activities do not involve ground disturbance, and therefore do not require work permits.  Any follow-up trenching and/or drilling (Phase 4) will require permits, applications and posting of bond(s).

Phase 1

Phase 1 will begin with a review of all available data from exploration that has taken place on the Amber claims and on areas around it.  This review would also include the numerous provincial and federal government publications that attempted to define the geological framework of the area.  A short field program, or physical assessment, of the Amber mineral claims by a geologist will also be conducted to become familiar with the overall geological picture.  Areas of interest on the mineral claims that were identified by the review of available data will be examined along with basic geological mapping and rock sampling.  This work is also intended to identify any visible rock exposures and rock outcrops that may warrant further investigation and to substantiate previous geological mapping. The field work will also examine logistic issues for the mineral claims including physical access to the different areas of the mineral claims and to facilitate the planning of the Phase 2 work program.  Phase 1 is estimated to cost $10,000 and will take a approximately 2 months to complete.

Phase 2

The second phase will be a longer field program similar to Phase 1 consisting of detailed geological mapping, prospecting and rock and soil sampling in areas of interest.  Phase 2 is estimated to cost $20,000 and will take a approximately 2 months to complete.

Phase 3

Phase 3 will consist of grid controlled geochemical and geophysical surveys as required to cover specific areas of interest as identified in Phase 2. Phase 3 is intended to identify the geological environment underlying the mineral claims enabling a detailed mineralization map to be produced.  Phase 3 will also include a geological report with an independent analysis and recommendations on the mineral claims. A budget of $55,000 is estimated for Phase 3 and is estimated to take approximately 3 months.

Phase 4

Subject to positive results from earlier exploratory work, Phase 4 would entail mechanical trenching and/or diamond drilling.  This phase would require the contracting of mining excavation or drilling companies to perform this work. Costs for this phase of the exploration program have not been estimated by the Company.  Costs will depend on recommendations from Phase 3, which cannot be estimated at this time.

Exploration Program Cost Estimates

The breakdown of estimated times and dollars for each phase was made by Corvair's management.

We do not intend to interest other companies in the property if we find mineral reserves.  We intend to try to develop the reserves ourselves.  If we are unable to complete any phase of exploration because we do not have enough money, we will cease operations until we raise more money.  If we cannot or do not raise more money, we will cease operations.

We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success.  That is because we have a piece of raw land and we intend to look for gold.  We may or may not find any gold.  It is impossible to predict the likelihood of such an event at this stage of Corvair's development.

We will not move on to a subsequent phase until the phase we are working on is completed.  We do not have any plan to take the Company from phase 2 exploration to revenue generation as it is impossible to project revenue generation at this stage.

Competitive Environment

The gold mining industry is fragmented.  We compete with other exploration companies looking for gold deposits.  We are an infinitely small participant in the gold mining market.  However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from the Amber claims.

We hold no material patents, licenses, franchises or concessions.

Codes & Regulations

Our mineral exploration program is subject to the Canadian Mineral Tenure Act Regulation.  This act sets forth rules for locating claims, posting claims, working claims and reporting work performed.

We are also subject to the British Columbia Mineral Exploration Code which tells us how and where we can explore for minerals.  We must comply with these laws to operate our business.  Compliance with these rules and regulations will not adversely affect Corvair's operations but may have a significant impact on the costs of carrying out our exploration program.

Environmental Legislation

As a mineral exploration company, Corvair is subject to the Health, Safety and Reclamation Code for Mines in British Columbia.  This code deals with environmental matters relating to the exploration and development of mining properties and aims to protect the environment through a series of regulations affecting health and safety, archaeological sites and exploration access.

Corvair is responsible for providing a safe working environment, to not disrupt archaeological sites, and to conduct its activities in a manner that minimizes unnecessary damage to the property.

To comply with environmental laws, Corvair will secure all necessary permits prior to commencing exploration.  If development is warranted on the property, we will file final plans of operation before we start any mining operations.  We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation.  No endangered species will be disturbed.  Restoration of the disturbed land will be completed according to law.  All holes, pits and shafts will be sealed upon abandonment of the property.  It is difficult to estimate the cost of compliance with environmental laws since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

Inspectors for the B.C. Mining Division determine on a case-by-case basis the amount of any bond or other form of security that an exploration company must put up to ensure compliance with government remediation requirements.  Remediation refers to the process of returning the lands to their original state.  It is an important and potentially costly responsibility.  If any of Corvair's mineral claims are abandoned subsequent to any physical activity (such as trenching) taking place, then by the terms of the Mineral Tenure Act of British Columbia, Corvair is responsible for remediation of the lands involved.

While the cost of any bond required cannot be precisely estimated, until a detailed work program is finalized and reviewed by the Mining Division, the history of bonding requirements in the Vernon Mining Division would suggest that if government inspectors required the posting of a bond, the cost of such a bond would likely be a minimum of $900 up to a maximum of $3,500.  The time and costs involved in having the Company's mineral claims inspected by inspectors for the B.C. Mining Division and a rough estimate of the cost of a bond that might have to be posted forms part of our estimate of time and costs for our exploration program.

Corvair is in compliance with the Act and will continue to comply with the Act in the future.  We believe that compliance with the Act will not adversely affect our business operations but may represent a significant part of our cost structure.

Employees

Corvair is presently managed by Terry G. Cook, our President and sole director.  Mr. Cook does not have an employment agreement with us.  He devotes approximately 5% of his time to our operations.  At present, we have no full or part-time employees.  Corvair does not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future.  We intend to use the services of subcontractors for manual labor exploration work on our mineral claims.  There are presently no personal benefits available to any employees.

Shareholder Communication

We will be required to file reports with the SEC under section 15(d) of the Securities Act following completion of this registration.  The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  The reports will be filed electronically.  Corvair will not be required to furnish you with an annual report and will not be voluntarily sending an annual report.  Our annual reports will include audited financial statements.  Shareholders wishing to receive an annual report may request one by contacting our principal executive offices.

The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC website is www.sec.gov.  Shareholders may also read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The information in this Management's Discussion is current as of December 16, 2005.

Forward-looking Statements

Some discussions in this filing may contain forward-looking statements and be prospective in nature.  Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management.  Forward-looking statements are statements that express our goals, beliefs, plans, current expectations or other statements regarding matters that are not historical facts.  Forward-looking statements are often identified by words such as "believes", "anticipates", "expects", "estimates" and similar expressions, or words which, by their nature, refer to future events.  The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in such statements.

Such factors include, among others, the following:  local, national and international general economic and market conditions; the ability of the Company to attract equity capital; the ability of the Company to implement our proposed exploration program and the success thereof; existing government regulations and changes in, or the failure to comply with, government regulations; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors referenced in this and previous filings.

Given these uncertainties, readers of this Form 10-SB are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly release the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Overview

Corvair Resources Inc. is an exploration stage company engaged in the exploration of our mineral claims for gold.  We were incorporated on March 9, 2004 in the State of Nevada.  In March 2004, we staked the Amber1 mineral claim in the Vernon Mining District of British Columbia, Canada.  In March 2005, we re-registered the Amber1 mineral claim to retain our mineral rights for this property and registered the Amber2 mineral claim on adjacent land immediately north of Amber1.  Our plan of operation is to explore these mineral claims for gold reserves by implementing a four phase exploration program.

We have not earned any revenue to date and have limited capital.  We will need to raise additional capital within the next 12 months to continue operations and to implement phase one of our exploration program.

The acquisition of mining claims within the mining industry is intensely competitive.  We are a very small company with limited resources.  Many mining companies have significantly more resources to evaluate and acquire mineral claims.  However, with respect to our claims, there is no competition for minerals on our mineral claims.

Plan of Operation

Our plan of operation is to conduct mineral exploration on our two Amber mineral claims in order to determine if our mineral claims contain any commercially viable gold reserves.  In consultation with Mr. William E. Lumley, B. Sc., Corvair has developed a four phase exploration program to explore our mineral claims for gold deposits.  We have not started phase 1 and do not plan to start until we obtain additional capital.  Neither of our two mineral claims contain any known commercially viable gold reserves.

William Lumley assisted Corvair in the research and staking of our mineral claims, and with developing our four phase exploration program.  Mr. Lumley is a consulting geologist residing in Vancouver, B.C., Canada and has been practicing his profession for the past 25 years in Canada, United States and internationally.  Mr. Lumley graduated from the University of Waterloo, Ontario, Canada with a Bachelor of Science Degree in Geology.  The Company has no contractual arrangement with Mr. Lumley, professional geologist.  Rather, Mr. Lumley performs consulting services for the Company, if, as and when required, and is compensated in hourly fees, paid in cash.

Phase 1 will begin with a review of all available data from exploration that has taken place on the Amber claims and on areas around it.  A short field program, or physical assessment, of the Amber mineral claims by our geologist will also be conducted to become familiar with the overall geological picture.  Areas of interest on the mineral claims that were identified by the review of available data will be examined along with basic geological mapping and rock sampling.  The field work is also intended to identify any visible rock exposures and rock outcrops that may warrant further investigation and to substantiate previous geological mapping. The field work will also examine logistic issues for the mineral claims including physical access to the different areas of the mineral claims and to facilitate the planning of the phase two work program.  Phase 1 is estimated to cost $10,000 and will take a approximately 2 months to complete.

The second phase will be longer field program similar to Phase 1 consisting of detailed geological mapping, prospecting and rock and soil sampling in areas of interest.  Following a thorough analysis of the data collected in Phase 1 and 2, we will decide if the property warrants proceeding to Phase 3.  Phase 2 is estimated to cost $20,000 and will take a approximately 2 months to complete.

Phase 3 will consist of grid controlled geochemical and geophysical surveys as required to cover specific areas of interest as identified in Phase 2.  Phase 3 is intended to identify the geological environment underlying the mineral claims enabling a detailed mineralization map to be produced.  Phase 3 will also include a geological report with an independent analysis and recommendations on the mineral claims. A budget of $55,000 is estimated for Phase 3 with exploration work estimated to take approximately 3 months.

Subject to positive results from earlier exploratory work, Phase 4 would entail mechanical trenching and/or diamond drilling.  This phase would require the contracting of mining excavation or drilling companies to perform this work. Costs for this phase of the exploration program have not been estimated by the Company.  Costs will depend on recommendations from Phase 3, which cannot be estimated at this time.

Management will review our exploration program and results with the assistance of mining professionals.  Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.

The Company estimates that it will require $12,000 over the next twelve months to fund its general and administrative expenses and to retain title to its mining claims for another year and $10,000 to implement phase 1 of its exploration program for a total cash requirement over the next twelve months of $22,000.  As of December 15, 2005, Corvair had cash on hand of $12,030.  We do not plan to proceed with phase 1 until we obtain the capital required to complete phase 1.  We intend to raise cash to fund our general and administrative expenses and to fund our exploration program by the issuance of our common stock to third party investors.  The Company has not explored any third party debt financing options or other sources of external financing and does not plan to in the foreseeable future.  Proceeds from the sale of our stock will be applied first to our general and administrative expense requirements and secondly to our exploration program.

There is no assurance that we will be able to raise enough money from the sale of stock to third party investors to implement either our exploration plan or fund our general or administrative expenses for the twelve months.  In the event that we are not able to raise the required capital to fund our general and administrative expenses for the next twelve months from the sale of stock to third party investors, we expect that Terry G. Cook, our President will continue to advance the required funds either in the form of cash advances or by purchase of stock, as he has since Corvair's inception.  If we cannot obtain the funds required to complete Phase 1, we will have to suspend our exploration program.  If we are unable to obtain the funds required to pay our general and administrative expenses, we will have to suspend or cease operations.

We are currently seeking full-reporting status with the U.S. Securities & Exchange Commission, so that Corvair may be in a significantly better position to attract equity capital.  Future equity financing may result in substantial dilution to purchasers.

We have not generated any revenue and are dependent upon obtaining financing to fund our operating expenses and to pursue any exploration activities.  For these reasons our auditors stated in their report dated December 15, 2005, that they have substantial doubt that we will be able to continue as a going concern.

We plan to retain future earnings, if any.  We have very limited resources and do not anticipate paying dividends on our common stock for the foreseeable future.

As we are an exploration stage company and have no end products, we have not conducted any product research or product development and have no plans to conduct any product research or product development over the next fiscal year.

Corvair is presently managed by Terry G. Cook our sole officer and director.  At present, we have no full or part-time employees and do not foresee any significant changes in the number of employees.  Our plan is to hire outside consultants or firms to implement our exploration program.  We do not have any plans to purchase any plant or any significant equipment.

In November 2004, the Board of Directors adopted a Code of Ethics for the Company's Officers and Directors.  A copy of the Code of Ethics is included as Exhibit 14.1.

On November 14, 2005, the Company appointed Dale Matheson Carr-Hilton Labonte, Chartered Accountants, as their independent auditors for the fiscal year ending March 31, 2005.

Liquidity and Capital Resources

Since our inception, the Company has been financed from advances from Terry G. Cook, our President.  At December 15, 2005, this related party payable was $16,993 compared to $1,923 at our fiscal year end at March 31, 2005 and $0 at March 31, 2004.  This debt is unsecured, accrues no interest and has no fixed terms of repayment.  On March 24, 2004, Mr. Cook agreed not to demand payment of any of the Company's related party payables until July 1, 2007.

There are no preliminary agreements or understandings between Corvair Resources and its officers and directors, affiliates or lending institutions with respect to any loan agreements, other than the related party payable owing to Mr. Terry G. Cook.

During our first fiscal year ended March 31, 2005, the Company extinguished $1,971 of debt owing to Mr. Terry G. Cook by issuing 1,971,150 common shares of the Company to Mr. Cook.  For this share issue, we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issue.

The following table highlights our recent cash and working capital positions:

	As at	As at
	Dec. 15, 2005	Mar. 31, 2005

Cash	$12,030	$0

Working Capital	$11,530	$(3,500)

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

Results of Operations

We have not earned any revenues to date.  We do not anticipate earning revenues until such time as we enter into commercial production of our mineral claims.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially viable levels of mineral resources on our mineral claims or that we will enter into further substantial exploration programs or production if such deposits are discovered.

The following table highlights our recent operating results:

	For the	For the
	Six Months	Year
	Ended	Ended
	Sep. 30, 2005	Mar. 31, 2005

REVENUE	$0	$0

EXPENSES
General and
administrative
expenses	$25	$5,204
Property expenses	$-	$2,191

NET (LOSS)	$(25)	$(7,395)

Variation in Operating Results

Neither of our two mineral claims are yet in production, and consequently, the mineral claims do not produce any revenue.  As a result, we expect our losses to continue.

Inflation

Our results of operations have not been significantly affected by inflation.  Management does not expect inflation to have a material impact on our operations in the future.

Significant Uncertainties

There is no assurance that the mineral claims contain any gold reserves.  It is also uncertain whether we can finance the exploration of our mineral claims.  Mineral exploration projects are subject to numerous regulatory requirements, as well as economic uncertainties.  There is no assurance that any of our mineral claims will prove to be profitable.

Possible Dilution to Shareholders

Our plan of operation calls for us to finance business expansion and acquisitions by issuing securities.  Any issue of stock or securities convertible into common stock could result in significant dilution to present and prospective holders of our common shares.

Securities Market Risk and Penny Stock Risk

Corvair's stock is subject to "penny stock" rules as defined in the 1934 Securities and Exchange Act rule 3151-1.  The Securities & Exchange Commission regulates broker-dealers transactions in penny stocks.  Penny stocks, with some exceptions, are equity securities with a price of less than $5.00.  Penny stock rules require a broker-dealer to deliver to a prospective purchaser a standardized disclosure document that provides information about penny stocks and the risks of the penny stock market.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Bid and offer quotations, and broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting a transaction.  The broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement.  In addition, the disclosure requirements above may reduce trading activity in the secondary market for penny stocks.

Transaction costs with purchases and sales of penny stocks are likely to be higher than those for other securities.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29".  This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees".  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error corrections - A Replacement of APB Opinion No. 20 and SFAS No. 3".  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Item 3.  Description of Property

Mineral Claims

We hold two mineral claims which we may explore.  The two mineral claims, the Amber1 and Amber2, are located near the city of Vernon, British Columbia, Canada.  Neither of the two mineral claims contain a known commercially viable deposit suitable for mining.  Details regarding our mineral claims are discussed in a previous item entitled Description of Business.

Office Facilities

Other than our mining claims, the Company does not own any other property.  Our offices are located at 10655 NE 4th Street, Suite 400, Bellevue, WA, 98004 in an area comprised of approximately 200 square feet.  This office space is rented on a month to month basis and provided at no cost to the Company by its President.  Any resulting rent expense if the space were rented to the Company would be immaterial.  The Company considers the facilities adequate for its current purposes.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

As of the close of business on December 15, 2005, the following persons owned beneficially more than 5% of our outstanding common shares:

5% or Greater Shareholders

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	Terry G. Cook	1,971,151	100%
	10655 NE 4th Street Suite 400
	Bellevue, WA, 98004

(1)	Based on 1,971,151 shares of common stock outstanding as of December 15, 2005.

The table below lists as of December 15, 2005, all of our directors and executive officers who beneficially owned our voting securities and the amount of our voting securities owned by the directors and executive officers as a group.

Security Ownership of Management

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	Terry G. Cook	1,971,151	100%
	10655 NE 4th Street Suite 400
	Bellevue, WA, 98004

Total Directors and Officers		1,971,151	100%

(1)	Based on 1,971,151 common shares outstanding as of December 15, 2005.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

Our directors and executive officers, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table.  Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors.  Officers of the Company serve at the will of the Board of Directors.  There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.  Additional information concerning each of these individuals follows the table.

Directors and Executive Officers

Name	Age	Positions(s)	Director Since

Terry G. Cook	56	President, Director	March 2004

Terry G. Cook

Mr. Cook is the President and a Director of Corvair Resources Inc.  Mr. Cook also holds the positions of Chief Financial Officer, Secretary and Treasurer.  His responsibilities include general management and financial management.  Mr. Cook has been the President, Chief Executive Officer, Chief Financial Officer, Secretary and a Director of Corvair since its inception in March 2004.

Mr. Cook is a graduate of Harvard Business School where he received an MBA in 1974.  Since 1978 to the present he has continuously been the President and a Director of Stanford Capital, Inc. (formerly Westridge Capital Inc.), a management and investment company.  Mr. Cook has over 25 years of experience in creating and building small and medium sized businesses and real estate ventures as a result of his work with Stanford Capital, Inc.

Mr. Cook has been an Officer and a Director of Mustang Resources Inc. continuously from November 1998 to the present.  Mr. Cook is currently the President and a Director of Mustang Resources Inc. and he also holds the positions of Chief Financial Officer, Secretary and Treasurer.  Mustang Resources Inc. is a gold mining exploration and development company incorporated in Nevada and holds mineral claims in British Columbia, Canada.  Mustang Resources Inc. is an SEC reporting company.

Mr. Cook was the President and a Director of Cougar Holdings Inc. from June 1999 to July 2005.  Mr. Cook also held the positions of Chief Financial Officer and Treasurer.  Cougar Holdings Inc. is a public reporting company that previously held mineral claims in British Columbia, Canada.  In July 2005, Cougar Holdings Inc. went through a change of control and Mr. Cook resigned his positions as an Officer and a Director.

Mr. Cook was the President and a Director of Leopard Capital Inc. from May 1998 to February 2004.  Mr. Cook also held the positions of Chief Financial Officer and Treasurer.  Leopard Capital is a public reporting company that previously held mineral claims in British Columbia, Canada.  In February 2004, Leopard Capital went through a change of control, and a name change to China Expert Technology Inc., and Mr. Cook resigned his positions as an Officer and a Director.

Conflicts of Interest

Members of the Company's management is associated with Mustang Resources Inc. ("Mustang").  Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company.  Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a portion of each person's time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies that may be engaged in additional business activities similar to those conducted by the Company.  Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities.  Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.  The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention, other than an agreement dated October 8, 2005 with Mustang Resources Inc., that is described below.

The officers and directors, so long as they are officers or directors of the Company, are subject to the restriction that all opportunities which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis.  A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity.  However, all directors may still individually take advantage of opportunities if the Company should decline to do so.  The only exception to this policy is the specific agreement dated October 8, 2005 between Corvair Resources Inc. and Mustang Resources Inc., attached as Exhibit 10.5 to this filing.  Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

By the terms of the October 8, 2005 agreement referred to above, Corvair and Mustang have clarified the terms of their competitive relationship in seeking out mineral claims, as follows:

Corvair's Board of Directors passed a Resolution adopted October 8, 2005, adopting an Agreement between Corvair Resources Inc. and Mustang Resources Inc. whereby:

(a)  Corvair agrees not to register mineral claims for a period of 20 years beginning October 8, 2005, within a 100 mile radius of Mustang's core properties, the JC1, JC2, JC3 and JC4 mineral claims located in the Nelson Mining Division, in Central B.C.

(b)  Corvair agrees to grant Mustang a right of first refusal to acquire a 50% undivided interest in any mineral claims registered by Corvair, where such claims are located outside the 100 mile radius of Mustang's JC1, JC2, JC3 and JC4 mineral claims; and also outside the 100 mile radius of Corvair's Amber1 and Amber2 mineral claims.

To exercise such first refusal Mustang Resources Inc. must:

(a)  provide notice, in writing, to Corvair, within 30 days of the registration of any such "open area claims" that Mustang wishes to exercise its right to a 50% undivided interest in the subject claims, and

(b)  Submit to Corvair's office a check for 50% of the cost Corvair incurred to register such claims, plus reasonable out-of-pocket expenses, properly documented.  Such payment by Mustang must be made within 10 days of being invoiced by Corvair for such expenses, or the right of first refusal shall lapse.

Mustang's Board of Directors passed a Resolution adopted October 8, 2005, adopting an Agreement between Mustang Resources Inc. and Corvair Resources Inc. whereby:

(a)  Mustang agrees not to register mineral claims for a period of 20 years beginning October 8, 2005, within a 100 mile radius of Corvair's core properties, the Amber1 and Amber2 claims located in the Vernon Mining Division, in Southern B.C.

(b)  Mustang agrees to grant Corvair a right of first refusal to acquire a 50% undivided interest in any mineral claims registered by Mustang, where such claims are located outside the 100 mile radius of Corvair's Amber1 and Amber2 mineral claims; and also outside the 100 mile radius of Mustang's JC1, JC2, JC3 and JC4 mineral claims.

To exercise such first refusal Corvair Resources must:

(c)  provide notice, in writing, to Mustang, within 30 days of the registration of any such "open area claims" that Corvair wishes to exercise its right to a 50% undivided interest in the subject claims, and

(d)  Submit to Mustang's office a check for 50% of the cost Mustang incurred to register such claims, plus reasonable out-of-pocket expenses, properly documented.  Such payment by Corvair must be made within 10 days of being invoiced by Mustang for such expenses, or the right of first refusal shall lapse.

Significant Employees

We have no employees at this time.  Corvair Resources is managed by Terry G. Cook, our President and director.

Family Relationships

Mr. Terry G. Cook is our sole executive officer and director.  As such, there are no family relationships to report.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving either our directors or executive officers during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of Corvair Resources Inc.

Item 6.  Executive Compensation

No compensation has been paid to or accrued for any of our Officers or Directors since our inception.  We have not set aside or accrued any funds since our inception to provide long-term compensation, pension, retirement or similar benefits for Executive Officers or Directors.

Summary Compensation Table

The following table sets forth the compensation paid by us to our principal executive officer for fiscal years ending March 31, 2005, and 2004.

SUMMARY COMPENSATION TABLE
		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compen- sation ($)	Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($)

Terry G. Cook, President, CEO, Secretary, Treasurer and Director	2005	0	0	0	0	0	0	0

Terry G. Cook, President, CEO, Secretary, Treasurer and Director	2004	0	0	0	0	0	0	0

No compensation is payable to directors of the Company in connection with attendance at board meetings, except as to such directors who also serve as officers of the Company in capacities other than directors and/or officers.  At this time, no other compensation has been scheduled for any other member of the Board of Directors of officers of the Company.

Future compensation of officers will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer.  The Board of Directors intends to insure that the salaries paid to the Company's officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

The Company was initially capitalized at its inception on March 9, 2004 by the sale of one share of its common stock for $1 to its President, Terry G. Cook.  During the fiscal year ended March 31, 2005, the Company extinguished $1,971 of debt owing to Mr. Cook by issuing 1,971,150 common shares of the Company to Mr. Cook.  For these two share issues, we relied on Section 4(2) of the Securities Act because the transactions did not involve a public offering and were therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issue.

The Company's President, Terry G. Cook, has since our inception advanced funds to Corvair Resources Inc. for its administrative and operating expenses.  There are no specific terms of repayment and no interest charged on these related party payables.  Corvair's long-term liabilities totaled $16,993 at December 15, 2005, all payable to Mr. Cook.  Mr. Cook has agreed not to demand payment of any of the Company's related party payables until July 1, 2007.  Correspondence from Mr. Cook to Corvair confirming this deferral of payments until July 15, 2007 is attached as Exhibit 10.4.

Terry G. Cook, the Company's President, has provided office and management services from time to time to the Company at no charge since Corvair's inception.  There is no services contract between Mr. Cook and Corvair Resources.  Valuation and any charges for future services will be determined entirely by prevailing professional fees charged by third parties for such services, with the clear understanding that the fees charged by Mr. Cook to Corvair shall be no less favorable to Corvair than if these services were provided by an independent third party.

Other than as discussed above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

Any of our directors or officers;
Any person proposed as a nominee for election as a director;
Any person who beneficially owns, directly or indirectly, shares carrying more than 10%
     of the voting rights attached to our outstanding shares of common stock;
Any of our promoters, and;
Any member of the immediate family of any of the foregoing persons.

Item 8.  Description of Securities

General

Our authorized capital stock consists of 60,000,000 shares of common stock, with a par value of $0.001 per share, and 15,000,000 shares of preferred stock, with a par value of $0.001 per share.  As of December 15, 2005, there were 1,971,151 shares of our common stock issued and outstanding that were held by 1 stockholder of record.  We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.  Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power.  Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.  Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights and no conversion rights.  There are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes.  Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including but not limited to the following:

(a) the rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c) the amount payable upon shares of preferred stock in the event of voluntary or involuntary liquidation;

(d) sinking fund or other provisions, if any, for the redemption or purchase of shares of preferred stock;

(e) the terms and conditions on which shares of preferred stock may be converted, if the shares of any series are issued with the privilege of conversion;

(f) voting powers, if any, provided that if any of the preferred stock or series thereof shall have voting rights, such preferred stock or series shall vote only on a share for share basis with our common stock on any matter, including but not limited to the election of directors, for which such preferred stock or series has such rights; and

(g) subject to the above, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as our board of directors may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Nevada Anti-Takeover Laws

The articles of incorporation of Corvair Resources Inc state that the provisions of Nevada Revised Statutes, 78.378 through 78.3793 inclusive, regarding the voting of a controlling interest in stock of a Nevada corporation and sections 78.411 through 78.444 inclusive, regarding combinations with interested stockholders, shall not apply.  The Nevada revised statutes sections 78.378 to 78.3793 inclusive, and sections 78.411 through 78.444 inclusive, provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply.  The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things.  The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

There is no public trading market as the Company's common stock does not trade on any exchange or any OTC Bulletin Board.

As of December 15, 2005, there were 1,971,151 shares of common stock outstanding.  There are no stock options, warrants, rights, conversion privileges or other similar rights which the listed beneficial owners or anyone else may acquire.  No shares have been offered nor proposed to be offered to the public.

A total of 1,971,151 shares are held by our Officers, Directors and Affiliates, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act.  Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

Holders

As of December 15, 2005, the shareholders' list for the Company's common shares showed 1 registered shareholder.

Dividends

The Company has not declared any dividends since incorporation, and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operation and expansion of its business.

There are no restrictions in our articles of incorporation or bylaws that prevent the Board of Directors from declaring dividends.  The Nevada Revised Statutes, however, do prohibit the Company from declaring dividends where, after giving effect to the distribution of the dividend:

1.  We would not be able to pay our debts as they become due in the usual course of business; or

2.  Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Equity Compensation Plans

The Company does not have any Equity Compensation Plans at this time.

Item 2.  Legal Proceedings

Corvair Resources Inc. is currently not a party to any legal proceedings and does not know of any pending legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

We have had no disagreements with our independent auditors on accounting or financial disclosures.

Item 4.  Recent Sales of Unregistered Securities

During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration

Terry G. Cook	03/09/2004	1	$1
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

Terry G. Cook	03/24/2004	1,971,150	$1,971
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

For the shares issued in the above table, we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

Item 5.  Indemnification of Directors and Officers

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.  Articles X and XIV of the Amended and Restated Articles of Incorporation of the company, filed as Exhibit 3.1 to the Registration Statement.

2.  Article XI of the Restated Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement.

3.  Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Part F/S

Item 1.  Audited Financial Statements (Fiscal Year Ended March 31, 2005)

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

Corvair Resources Inc.
(An Exploration Stage Company)

Page

Report of Independent Registered Public Accounting Firm	1

Balance Sheet, March 31, 2005	2

Statements of Operations for the year ended March 31, 2005, and
from inception on March 9, 2004 through March 31, 2005	3

Statement of Changes in Stockholders' Deficiency, for the period
from inception on March 9, 2004 through March 31, 2005	4

Statements of Cash Flows for the year ended March 31, 2005, and
from inception on March 9, 2004 through March 31, 2005	5

Notes to the Financial Statements	6 - 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Corvair Resources, Inc.

We have audited the balance sheet of Corvair Resources, Inc. as at March 31, 2005 and the statements of operations, stockholders' deficiency and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the results of its operations and its cash flows and the changes in stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, to date the Company has reported net losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dale Matheson Carr-Hilton LaBonte

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Vancouver, B.C.
December 15,  2005

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

BALANCE SHEET
(Expressed in United States Dollars)

March 31,
2005

ASSETS

CURRENT
Cash	$-

TOTAL ASSETS	$-

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$3,500

3,500

RELATED PARTY PAYABLE (Note 5)	1,923

TOTAL LIABILITIES	5,423

STOCKHOLDERS' DEFICIENCY

Capital Stock (Note 6)
Preferred stock, $0.001 par value;
15,000,000 shares authorized, no shares outstanding	-
Common stock, $0.001 par value;
60,000,000 shares authorized, 1,971,151 shares outstanding	1,971
Additional paid-in capital	1
Deficit accumulated during the exploration stage	(7,395)

TOTAL STOCKHOLDERS' DEFICIENCY	(5,423)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$-

The accompanying notes are an integral part of these financial statements

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)

	For the period
	from
	March 9,
	2004	For the year
	(inception) to	ended
	March 31,	March 31,
	2005	2005

OPERATING EXPENSES
Mining property expenses (Note 3)	$2,191	$2,191
General and administrative expenses	5,204	5,204

NET LOSS	$(7,395)	$(7,395)

NET LOSS PER SHARE - BASIC	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING - BASIC	1,894,750	1,894,750

The accompanying notes are an integral part of these financial statements

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
(Expressed in United States Dollars)

For the period from March 9, 2004 (inception) through March 31, 2005

				Deficit
				accumulated
			Additional	during the
	Common Stock		paid-in	exploration
	Shares	Amount	capital	stage	Total

Inception March 9, 2004

Common stock issued for
cash ($1.00 per share)	1	$-	$1	$-	$1
Common stock issued in
satisfaction of the
related party payable
($0.001 per share)	1,971,150	1,971	-	-	1,971
Net (loss) for the year	-	-	-	(7,395)	(7,395)

Balance, March 31, 2005	1,971,151	1,971	1	(7,395)	(5,423)

The accompanying notes are an integral part of these financial statements

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

	For the period
	from
	March 9,
	2004	For the year
	(inception) to	ended
	March 31,	March 31,
	2005	2005

OPERATING ACTIVITIES
Net (loss)	$(7,395)	$(7,395)
Increase in accounts payable and
accrued liabilities	3,500	3,500

Net Cash Used For Operating Activities	(3,895)	(3,895)

FINANCING ACTIVITIES
Issuance of capital stock	1	1
Advances from related party	3,894	3,894

Net Cash Provided By Financing Activities	3,895	3,895

NET INCREASE (DECREASE) IN CASH	-	-

CASH, BEGINNING OF PERIOD	-	-

CASH, END OF PERIOD	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

Non-cash Financing Activity
Common stock issued in satisfaction of the
related party payable	$1,971	$1,971

Income Taxes Paid	$-	$-

Interest Paid	$-	$-

The accompanying notes are an integral part of these financial statements

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 1 - NATURE OF BUSINESS

Corvair Resources Inc. (the "Company") was incorporated in the State of Nevada on March 9, 2004.  The Company was organized to explore mineral properties in British Columbia, Canada.

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time.  The Company has incurred operating losses since its inception, has a stockholders' deficiency, and no recurring sources of revenue.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the continuation of the Company as a going concern include financing the Company's operations through advances from related parties and issuance of its unregistered common stock.  There are no assurances, however, with respect to the future success of these plans.  The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.  The Company was incorporated on March 9, 2004 with the issuance of one common share for $1, and chose March 31 as the fiscal year end; therefore, the Company's first year end is for the period March 9, 2004 to March 31, 2005.

Exploration Stage Company

The Company complies with Financial Accounting Standards Board Statement ("FASB") No. 7 and Securities and Exchange Commission Act Guide 7 for its characterization as an exploration stage company.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Mineral Properties

Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified.  To date the Company has not established any proven or probable reserves on its mineral properties.  The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets.  The adoption of this standard has had no effect on the Company's financial position or results of operations.  As at March 31, 2005, any potential costs relating to the retirement of the Company's mineral property interest are not yet determinable.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Actual results could differ from those estimates.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences).  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.  At March 31, 2005 a full deferred tax asset valuation allowance has been provided due to the uncertainty of realization and no deferred tax asset benefit has been recorded.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Basic and Diluted Loss Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the year.  Diluted EPS gives effect to all dilutive potential common shares outstanding during the year including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method.  In computing diluted EPS, the average stock price for the year is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.  Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Fair Value of Financial Instruments

The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  As at March 31, 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Start-up Expenses

The Company has adopted Statement of Position No. 98-5, "Reporting the Costs of Start-up Activities", which requires that costs associated with start-up activities be expensed as incurred.  Accordingly, start-up costs associated with the Company's formation have been included in the Company's general and administrative expenses for the period from inception on March 9, 2004 to March 31, 2005.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to a plan of action based on the then known facts.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Regulatory Matters

The Company and its mineral property interests are subject to a variety of Canadian national and provincial regulations governing land use, health and safety, and environmental matters.  The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Foreign Currency Translation

In accordance with the Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," ("SFAS No. 52"), the United States dollar is considered the functional and reporting currency.

Transaction amounts denominated in foreign currencies are translated into United States currency at prevailing transaction date exchange rates.  Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income.  For the year ended March 31, 2005, the Company did not incur any foreign currency gains or losses.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29".   This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees".  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error corrections - A Replacement of APB Opinion No. 20 and SFAS No. 3".  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 3 - MINERAL PROPERTIES

On March 11, 2004, the Company staked the Amber1 Mineral Claim and recorded the claim on March 24, 2004 with the Mineral Titles Branch of the Province of British Columbia, Canada.  This claim expired on March 11, 2005.  On March 12, 2005, the Company re-registered its core property and additional surrounding land, as two mineral claims totaling approximately 659 hectares.  These claims are known as the Amber1 and Amber2 Mineral Claims and expire on March 12, 2006.  The Company incurred costs of $219 for registering the Amber1 and Amber2 claims in March 2005 and $1,972 for staking and recording the Amber1 claim in March 2004.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing and unencumbered.

NOTE 4 - INCOME TAXES

(a)	Income tax provision

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% to income before income taxes.  The difference results from the following items:

		March 31, 2005

	Computed expected (recovery of) income taxes	$(2,514)
	Increase in tax resulting from:
	Increase in valuation allowance	(2,514)

	Total income tax operating loss carry forward	$-

b)	Significant components of the Company's deferred income tax assets are as follows:

		March 31, 2005

	Net income tax operating loss carry forward	7,395
	Statutory tax rate	34%
	Deferred income tax asset	2,514
	Valuation allowance	(2,514)

	Net deferred tax asset	$-

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 4 - INCOME TAXES Cont'd)

c)	The Company has incurred operating losses of $7,395 which, if unutilized, will expire in 2025. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carryforwards:

			Expiration date of
			income tax operating
		March 31, 2005	loss carryforwards

	Net loss	$7,395	2025

	Total income tax operating loss carry forward	$7,395

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

The Company's operations have been financed mainly through advances or capital investments from the Company's President.  During the year ended March 31, 2005, the Company issued 1,971,150 shares of its common stock at $0.001 per share to the Company's President in satisfaction of $1,971 payable to the Company's President.  In addition to the transactions described in Note 6, advances from the Company's President were as follows:

	For the period
	from March 9,	For the year
	2004 (inception)	ended
	to March 31,	March 31,
	2005	2005

Beginning balance	$-	$-
Advances	3,894	3,894
Repayment	(1,971)	(1,971)

Ending balance	$1,923	$1,923

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 5 - RELATED PARTY TRANSACTIONS (Cont'd)

The balance in the related party payable consists of amounts paid by the Company's President on the Company's behalf or funds advanced directly to the Company.  These amounts are unsecured, do not bear interest and are repayable on demand after July 1, 2007.

NOTE 6 - CAPITAL STOCK

Authorized

The total number of shares which the Company shall have authority to issue is 75,000,000 of which 15,000,000 shall be Preferred Stock of par value of $0.001 per share and 60,000,000 shall be Common Stock of par value of $0.001 per share.  The authorized capital for both Preferred and Common Stock may be issued in one or more series or classes with the voting rights to be determined by the Board of Directors at the time of issue.  As at March 31, 2005, the Company has only issued voting Common Stock.

Common Stock Issued for Cash

The Company was initially capitalized at its inception by the sale of one share of its common stock for $1 to its President.  During the year ended March 31, 2005, the Company did not issue any additional shares of its common stock for cash.

Common Stock Issued in Satisfaction of the Related Party Payable

During the year ended March 31, 2005, the Company issued 1,971,150 shares of its common stock at $0.001 per share to the Company's President in satisfaction of $1,971 payable to the Company's President.

NOTE 7 - SEGMENTED INFORMATION

The Company operates in Canada in one business segment, being the exploration of mineral properties.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

MARCH 31, 2005

NOTE 8 - SUBSEQUENT EVENTS

Exclusive Mineral Claim Agreement

The Company's President is associated with Mustang Resources Inc., a U.S. reporting company engaged in the exploration of its mineral claims in British Columbia, Canada.  Consequently, there are potential inherent conflicts of interest in him acting as an officer and director for both companies.  To address this inherent potential conflict of interest, the Company entered into an agreement with Mustang Resources Inc., dated October 8, 2005, defining exclusive mineral claim registration areas of a 100 mile radius surrounding each company's core mineral claims, and, defining joint first refusal rights for a 50% undivided interest in any claim staked and registered by the other company for mineral claims staked and registered outside of their core mineral claim areas. The term of this agreement is for a period of 20 years beginning October 8, 2005.

Related Party Transaction

The Company's President advanced $3,000 on November 24, 2005 and $12,000 on December 15, 2005 to the Company.  As described in Note 5 - Related Party Transactions, the balance in the related party payable consists of amounts paid by the Company's President on the Company's behalf or funds advanced directly to the Company.  These amounts are unsecured, do not bear interest and are repayable on demand after July 1, 2007.

Unaudited Financial Statements (Six Months Ended September 30, 2005)

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States Dollars)

SEPTEMBER 30, 2005

Corvair Resources Inc.
(An Exploration Stage Company)

Page

Balance Sheets, September 30, 2005 and March 31, 2005	1

Interim Statements of Operations for the three and six months ended September 30, 2005
and 2004, and from inception on March 9, 2004 through September 30, 2005	2

Statement of Changes in Stockholders' Deficiency, for the period
from inception on March 9, 2004 through September 30, 2005	3

Interim Statements of Cash Flows for the three and six months ended September 30, 2005
and 2004, and from inception on March 9, 2004 through September 30, 2005	4

Condensed Notes to the Interim Financial Statements	5 - 6

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

BALANCE SHEETS
(Expressed in United States Dollars)

	Sep. 30, 2005	Mar. 31, 2005
	(unaudited)

ASSETS

CURRENT
Cash	$45	$-

TOTAL ASSETS	$45	$-

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$3,500	$3,500

	-	-

RELATED PARTY PAYABLE	1,993	1,923

TOTAL LIABILITIES	5,493	5,423

STOCKHOLDERS' DEFICIENCY

Capital Stock
Preferred stock, $0.001 par value;
15,000,000 shares authorized, no shares outstanding	-	-
Common stock, $0.001 par value;
60,000,000 shares authorized, 1,971,151
(Mar. 31, 2005 - 1,971,151) voting shares outstanding	1,971	1,971
Additional paid-in capital	1	1
Deficit accumulated during the exploration stage	(7,420)	(7,395)

TOTAL STOCKHOLDERS' DEFICIENCY	(5,448)	(5,423)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$45	$-

The accompanying notes are an integral part of these interim financial statements

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

INTERIM STATEMENTS OF OPERATIONS (unaudited)
(Expressed in United States Dollars)

	For the
	period from
	Mar. 9,	For the	For the	For the	For the
	2004	three months	three months	six months	six months
	(inception) to	ended	ended	ended	ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2005	2005	2004	2005	2004

OPERATING EXPENSES
Mining property expenses	$2,191	$-	$-	$-	$-
General and administrative
expenses	5,229	15	-	25	409

	7,420	15	-	25	409

NET LOSS	$(7,420)	$(15)	$-	$(25)	$(409)

NET LOSS PER SHARE - BASIC	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE
COMMON SHARES
OUTSTANDING - BASIC	1,919,279	1,971,151	1,971,151	1,971,151	1,971,151

The accompanying notes are an integral part of these interim financial statements.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
(Expressed in United States Dollars)

For the period from inception on March 9, 2004 through September 30, 2005

				Deficit
				accumulated
			Additional	during the
	Common Stock		paid-in	exploration
	Shares	Amount	capital	Stage	Total

Inception March 9, 2004

Common stock issued for
cash ($1.00 per share)	1	$-	$1	$-	$1
Common stock issued in
satisfaction of the
related party payable
($0.001 per share)	1,971,150	1,971	-	-	1,971
Net (loss) for the year	-	-	-	(7,395)	(7,395)

Balance, March 31, 2005	1,971,151	1,971	1	(7,395)	(5,423)

(Loss) for the six months
ended September 30, 2005	-	-	-	(25)	(25)

Balance, September 30, 2005	1,971,151	$1,971	$1	$(7,420)	$(5,448)
(unaudited)

The accompanying notes are an integral part of these interim financial statements

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS (unaudited)
(Expressed in United States Dollars)

	For the
	period from
	Mar. 9,	For the	For the	For the	For the
	2004	three months	three months	six months	six months
	(inception) to	ended	ended	ended	ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2005	2005	2004	2005	2004

OPERATING ACTIVITIES
Net (loss) for the period	$(7,420)	$(15)	$-	$(25)	$(409)
Increase in accounts payable
and accrued liabilities	3,500	-	-	-	-

Net Cash Used For
Operating Activities	(3,920)	(15)	-	(25)	-

FINANCING ACTIVITIES
Issuance of capital stock	1	-	-	-	-
Advances from related party	3,964	50	-	70	409

Net Cash Provided By
Financing Activities	3,965	35	-	45	-

NET INCREASE IN CASH	45	-	-	45	-

CASH, BEGINNING OF PERIOD	-	10	-	-	-

CASH, END OF PERIOD	$45	$45	$-	$45	$-

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

Non-cash Financing Activity
Common stock issued in satisfaction
of the related party payable	$1,971	$-	$-	$-	$-

Income Taxes Paid	$-	$-	$-	$-	$-

Interest Paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005

NOTE 1 - BASIS OF FINANCIAL STATEMENT PREPARATION

The second quarter financial statements have been prepared by CORVAIR RESOURCES INC. without audit, in accordance with United States Generally Accepted Accounting Principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission.  The information furnished in the financial statements includes normal recurring adjustments and reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of such financial statements.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.  The Company believes that the information presented is not misleading.  These condensed financial statements should be read in conjunction with the audited financial statements and the accompanying notes for the fiscal year ended March 31, 2005, included in the Company's Form 10-SB.  The results of operations for the period ended September 30, 2005 are not necessarily indicative of operating results for the fiscal year ending March 31, 2006.

NOTE 2 - EXPLORATION STAGE COMPANY

We are an exploration stage company formed to explore our mineral claims in Canada for the presence of minerals.  Activities to date have consisted solely of the staking of mining claims.  We have not yet developed any mining properties into a producing mine, nor have we earned revenue from any of the properties.  We have minimal cash and no history of earnings.  Since we have been an exploration stage company since inception and have not generated revenues, we operate with minimal overhead.

NOTE 3 - GOING CONCERN

These second quarter financial statements are prepared on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time.  As of September 30, 2005, the Company had $45 in cash, negative working capital of ($3,455), a stockholders' deficiency of ($5,448) and accumulated net losses of ($7,420) since inception.  The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligation on a timely basis, to obtain additional financing and re-financing as may be required, to develop commercially viable mining resources, an ultimately to establish profitable operations.

CORVAIR RESOURCES INC.
(An Exploration Stage Company)

CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Expressed in United States Dollars)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005

NOTE 4 - NET LOSS PER SHARE

At September 30, 2005 and 2004, the Company had no outstanding stock options, warrants, and other convertible securities.  Accordingly, only basic earnings or loss per share is presented.

NOTE 5 - SUBSEQUENT EVENTS

Exclusive Mineral Claim Agreement

The Company's President is associated with Mustang Resources Inc., a U.S. reporting company engaged in the exploration of its mineral claims in British Columbia, Canada.  Consequently, there are potential inherent conflicts of interest in him acting as an officer and director for both companies.  To address this inherent potential conflict of interest, the Company entered into an agreement with Mustang Resources Inc., dated October 8, 2005, defining exclusive mineral claim registration areas of a 100 mile radius surrounding each company's core mineral claims, and, defining joint first refusal rights for a 50% undivided interest in any claim staked and registered by the other company for mineral claims staked and registered outside of their core mineral claim areas.  The term of this agreement is for a period of 20 years beginning October 8, 2005.

Related Party Transactions

The Company's President advanced $3,000 on November 24, 2005 and $12,000 on December 15, 2005 to the Company.  The balance in the related party payable consists of amounts paid by the Company's President on the Company's behalf or funds advanced directly to the Company.  These amounts are unsecured, do not bear interest and are repayable on demand after July 1, 2007.

PART III

Item 1.  Index to Exhibits
Item 2.  Description of Exhibits

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Front of Sample Common Stock Certificate
4.2	Back of Sample Common Stock Certificate
10.1	Amber1 Mining Claim
10.2	Amber2 Mining Claim
10.3	Declaration of Trust - Mining Properties
10.4	Related Party Payable - March 24, 2004 letter
10.5	Corvair / Mustang Mineral Claim Agreement
14.1	Code of Ethics
23.1	Consent of Expert
99.1	Glossary of Mining Terms

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CORVAIR RESOURCES INC.

(Registrant)

Date: December 17, 2005	By:	/s/Terry G. Cook

Terry G. Cook, President